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Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I STREET, NW, SUITE 800
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE WEIL (202) 367-3002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

1 SOUTH STREET, SUITE 2400	BALTIMORE	MD	21202-7304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, EUGENE WEIL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE ADVISORS LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YASMIN R. TOURE
Notary Public
Montgomery County
Maryland
My Commission Expires January 19, 2013

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Independent Auditor's Report

Milestone Advisors LLC

December 31, 2009

CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304

T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Independent Auditor's Report

Board of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the "Company") (a Delaware Company) as of December 31, 2009 and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 16, 2009

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
CURRENT ASSETS	
Cash	$4,157,719
Accounts receivable	525,863
Due from employees	367,122
Due from parent	281,976
Prepaid expenses	119,808
Other receivable	11,858
Total current assets	5,464,346
OTHER ASSETS	
Property and equipment, net	65,624
Deposits	12,440
Investment	11,156
	$5,553,566

LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$1,201,090
Deferred rent	10,793
Deferred revenue	315,931
Total current liabilities	1,527,814
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	4,025,752
	$5,553,566

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2009

Revenues:	
Advisory fees	$7,600,728
Reimbursed expenses	359,215
Interest and other income	86,155
	8,046,098
Expenses:	
Compensation and benefits	3,852,580
Administrative expenses	1,678,050
Travel and entertainment	937,967
Occupancy	404,555
	6,873,152
NET INCOME	$1,172,946

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBER'S EQUITY

Year ended December 31, 2009

Member's equity, January 1, 2009	$ 4,474,525
Distributions	(1,625,000)
Other comprehensive income	3,281
Net income	1,172,946
Member's equity, December 31, 2009	$ 4,025,752

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Increase (decrease) in cash	
Cash flows used in operating activities	
Net income	$ 1,172,946
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	21,566
Bad debt expense	(2,867)
Changes in assets and liabilities	
Accounts receivable	527,986
Other receivable	(3,113)
Due from employees	(355,511)
Due from parent, net	403,619
Accounts payable and accrued liabilities	(1,548,078)
Prepaid expenses	(59,036)
Deferred rent	2,006
Deferred revenue	(367,907)
Net cash used in operating activities	(208,389)
Cash flows used in investing activities	
Purchase of equipment	(3,113)
Cash flows used in financing activities	
Distributions	(1,625,000)
NET DECREASE IN CASH	(1,836,502)
Cash at beginning of year	5,994,221
Cash at end of year	$ 4,157,719

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware limited liability company (the "Company"), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)(i) of the rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Company also provides loan asset valuation services of financial institutions under a long-term contract with a federal agency. The Company operates from leased facilities located in Washington, DC, Newport Beach, CA, and New York, NY provided by its sole member, Milestone Merchant Partners, LLC ("MMP"), and its own office in Miami, Florida. Services are provided in the United States of America.

As an LLC, no member shall be personally liable for any debt, liability or other obligation of the Company, and no member shall have any liability in excess of the amount of its capital contributions, its share of any assets and undistributed profits of the Company, and the amount of any wrongful distribution to the member. There is only one class of members.

Allocation of Expenses

The Company is a party to an expense sharing agreement with MMP. In accordance with that agreement, certain operating expenses are allocated to the Company from MMP. The Company also has a revenue and expense sharing agreement with another subsidiary of MMP, Milestone Asset Resolution Company LLC ("MARC"). In accordance with that agreement, MARC is compensated by the Company for certain professional services it provides.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable and collectability is reasonably assured.

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Interest and other income include interest earned on cash balances and dividends received from investments.

Collectability of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, an allowance is not required. In the event of a client default on its obligations to the Company, the Company recognizes that expense as a bad debt expense. In 2009, $2,867 was charged to bad debt expense and included in administrative expenses.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments

The Company classifies equity securities with readily determinable market values as trading, available for sale or held to maturity. Trading and available for sale debt and equity securities are recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date. Changes in the fair value of trading securities are recorded currently as income (loss) and changes in the fair value of available for sale securities are included in other comprehensive income unless such changes are deemed to be other than temporary, in which case they are recognized in the statement of income. Held to maturity debt and equity securities without readily determinable market values are recorded at amortized cost.

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member, MMP. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of 5 to 7 years. The Company uses the straight-line method for computing depreciation.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

Advertising Costs

Costs incurred for advertising are expensed as incurred and amounted to $31,781 for the year ended December 31, 2009.

Fair Value of Financial Instruments

The fair value of financial instruments classified as assets and liabilities, including cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses, approximates carrying value due to the short-term maturity of the instruments.

NOTE B - INVESTMENTS AND FAIR VALUE

The Company owns stock in a company, which has been classified as available for sale securities. In 2009 these shares increased in value by $3,281 and were recorded in other comprehensive income included in member's equity on the balance sheet.

Fair Value Measurement

The Company carries its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

NOTE B - INVESTMENTS AND FAIR VALUE

Fair Value Measurement - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - are observable inputs, which are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- **Level 2** - are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- **Level 3** - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For the year ended December 31, 2009, all of the Company's assets are measured using Level 1 inputs. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis As of December 31, 2009				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Financial instruments owned:					
Equities	$11,156	$ -	$ -	$ -	$11,156
Totals	$11,156	$ -	$ -	$ -	$11,156

NOTE C - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. As of December 31, 2009, MMP owed the Company $281,976.

NOTE C - RELATED PARTY TRANSACTIONS - Continued

MMP has a revolving line-of-credit for which MMP has pledged its membership interests of the Company as collateral for the borrowing. The Chairman of MMP also serves as the Vice Chairman of the bank that provides the revolving line-of-credit. In 2009, the Company paid consulting fees to the Chairman of MMP in the amount of $85,250.

The Company provides short-term cash advances to certain senior employees for personal expenses which are subsequently reimbursed. These balances are included on the balance sheet as due from employees and amount to $367,122 as of December 31, 2009.

The Company engages personnel from MARC to assist with the performance of certain of its loan asset valuation services. During the year ended December 31, 2009, the Company incurred expenses of $400,844 as payment to MARC for these services.

The Company participates in the 401(k) retirement plan (the "Plan") offered by MMP. Participants in the Plan may contribute up to 25% of their compensation, as defined; the Company may make certain matching contributions under a formula set forth in the Plan's documents. The Company made employee matching contributions of $46,629 for the year ended December 31, 2009.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers and equipment	$ 96,961
Furniture and fixtures	19,194
Less accumulated depreciation	(50,531)
Net property and equipment	$ 65,624

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of FINRA, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2009, the Company had net capital of $3,542,212, which exceeded minimum net capital requirements by $3,518,477.

NOTE F - CONCENTRATIONS

For the year ended December 31, 2009, two customers accounted for 66% of accounts receivable and two customers accounted for 35% of advisory fee revenue.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease with an initial non-cancelable term that expires in 2012. The lease term is 38 months and the Company recognizes rent expense on a straight-line basis. Aggregate annual rentals for office space and equipment at December 31, 2009 are:

Year	Amount
2010	$79,159
2011	81,553
2012	6,811

Occupancy expense, including $256,129 allocated from MMP, amounted to $404,555 for the year ended December 31, 2009.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated its December 31, 2009 financial statements for subsequent events through February 16, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital	
Member's equity	$4,025,752
Addition for discretionary bonuses	855,850
Adjustment for fidelity bond	(5,000)
Adjusted net worth	4,876,602
Deductions for non-allowable assets	
Accounts receivable, net of related deferred revenue balances of $61,457	464,406
Due from employees	367,122
Due from parent	281,976
Prepaid expenses	119,808
Other receivable	11,858
Property and equipment, net	65,624
Deposits	12,440
Investments	11,156
	1,334,390
Net capital	$3,542,212
Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $356,033 or minimum net capital requirement $5,000	23,735
Excess net capital	$3,518,477
Ratio of aggregate indebtedness to net capital	10%
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities, net of discretionary bonuses of $855,850	$ 345,240
Deferred rent	10,793
	$ 356,033
Reconciliation with the Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$3,542,212
Net capital per above	$3,542,212

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(i) of the rule.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304
T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Milestone Advisors LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 16, 2010

Independent Accountant's Report on

Applying Agreed-Upon Procedures

Milestone Advisor LLC

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
1 South Street, Suite 2400
Baltimore, MD 21202-7304
T 410.685.4000
F 410.837.0587
www.GrantThornton.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's Securities Investor Protection Corporation Assessment Reconciliation

Management of Milestone Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2009, which were agreed to by Milestone Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Milestone Advisors LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Milestone Advisors LLC's management is responsible for the Milestone Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, including check copies, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the Statement of Income by Quarter and the annual audited financial statements, less the first quarter, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including the Statement of Income by Quarter, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 16, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053244 FINRA DEC
MILESTONE ADVISORS LLC 11*11
1775 I ST NW STE 800
WASHINGTON DC 20006-2418

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Self: (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 17,197

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,687)
July 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,510

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,510

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILESTONE ADVISORS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 9 day of FEBRUARY, 20 10.

CHIEF OPERATING OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,235,034

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Reimbursed out-of-pocket expenses 356,422

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 6,878,612

2e. General Assessment @ .0025 $ 17,197

(to page 1 but not less than $150 minimum)